UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34115

Sonus, Inc.

(Exact name of registrant as specified in its charter)

4 Technology Park Drive
Westford, Massachusetts 01886
(978) 614-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One.*

*On October 27, 2017, pursuant to the Agreement and Plan of Merger, dated May 23, 2017, by and among Sonus, Inc. (formerly Sonus Networks, Inc. and referred to herein as the “Company”), Sonus Networks, Inc. (formerly Solstice Sapphire Investments, Inc. and referred to herein as “NewCo”), Solstice Sapphire, Inc. (“Solstice Merger Sub”), Green Sapphire Investments LLC, Green Sapphire LLC, GENBAND Holdings Company, GENBAND Inc., and GENBAND II, Inc., Solstice Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of NewCo.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sonus, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SONUS, INC.

Date:	November 7, 2017	By:	/s/ Daryl Raiford
		Name:	Daryl Raiford
		Title:	President and Secretary